Exhibit 99.1

TuanChe Announces Unaudited First Half 2023 Financial Results

BEIJING, September 28, 2023 (PRNewswire) – TuanChe Limited (“TuanChe,” “Company,” “we” or “our”) (NASDAQ: TC), a leading integrated automotive marketplace in China, today announced its unaudited financial results for the six months ended June 30, 2023.

Key First Half 2023 Financial and Operating Metrics Compared with the Prior Year Period

●	Net revenues increased by 3.3% to RMB92.2 million (US$12.7 million) from RMB89.2 million.
●	Gross profit decreased by 19.1% to RMB58.4 million (US$8.1 million) from RMB72.3 million.
●	The number of auto shows organized during the first half of 2023 increased by 200.0% to 183 in 80 cities from 61 auto shows in 49 cities across China.
●	The number of automobile sale transactions facilitated during the first half of 2023 increased by 170.6% to 44,891 from 16,591, and the gross merchandise volume of new automobiles sold during the first half of 2023 increased by 200.0% to RMB7.2 billion (US$1.0 billion) from RMB2.4 billion.
●	Sales operations covered 118 cities as of June 30, 2023, compared to 83 cities as of December 31, 2022 and 79 cities as of June 30, 2022.

“In the first half of 2023, as consumers in China resumed offline activities, we capitalized on this opportunity, tripling the number of auto shows year-over-year and delivering a 172.3% year-over-year increase in net revenues from offline marketing services,” Mr. Wei Wen, TuanChe’s Chairman and CEO, commented. “Our total revenues reached RMB92.2 million, up 3.3% from the same period last year as our offline strength was partially offset by the decrease of our online marketing services, which we believe will gradually rebound as we direct dedicated resources to enhance our online offerings. We are also striving to advance our strategic electric vehicle manufacturing initiative and will provide updates on any material progress. Meanwhile, we are working diligently to strengthen our liquidity and secure our path for the future.”

Mr. Simon Li, TuanChe’s Chief Financial Officer, added, “While we meaningfully fueled our offline marketing business growth, we continued to streamline our operating expenses for the first half of 2023, which decreased by 14.0% year over year. Net loss attributable to the Company’s shareholders in the first half of 2023 narrowed by 45.3% year over year. Looking ahead, we will focus on cost and expense controls while optimizing resource allocations in marketing, data analysis, and user acquisitions to boost our overall business capabilities, aiming to achieve healthy development.”

Unaudited First Half 2023 Financial Results

Net Revenues

Net revenues in the first half of 2023 increased by 3.3% to RMB92.2 million (US$12.7 million) from RMB89.2 million in the same period of the prior year, primarily due to a 172.3% year-over-year increase in revenues generated from offline marketing services to RMB69.9 million (US$9.6 million) from RMB25.7 million in the same period of the prior year.

●	Offline marketing services. Net revenues generated from auto shows increased by 174.6% to RMB69.3 million (US$9.6 million) in the first half of 2023 from RMB25.2 million in the same period of the prior year, and net revenues generated from special promotion events increased by 37.3% to RMB0.6 million (US$0.1 million) in the first half of 2023 from RMB0.4 million in the same period of the prior year. The increase in revenues from offline marketing services was primarily due to an increased number of offline activities as a result of lifted pandemic restrictions.
●	Referral service for a commercial bank. Net revenues generated from referral service for a commercial bank decreased by 90.3% to RMB2.6 million (US$0.4 million) in the first half of 2023 from RMB26.5 million in the same period of the prior year, primarily because the Company has ceased operation of the referral services since April 1, 2022.
●	Online marketing services. Net revenues generated from online marketing services decreased by 44.0% to RMB8.8 million (US$1.2 million) in the first half of 2023 from RMB15.6 million in the same period of the prior year, primarily due to the decrease in the live streaming events held by the Company as the Company was in re-negotiation with key customers about the future cooperation plan and it had impact on the revenue scale from online marketing services.
●	Other services. Net revenues from other services decreased by 48.9% to RMB11.0 million (US$1.5 million) in the first half of 2023 from RMB21.4 million in the same period of the prior year, primarily due to the decrease in aftermarket promotion service and SaaS service.

Gross Profit

Gross profit decreased by 19.1% to RMB58.4 million (US$8.1 million) in the first half of 2023 from RMB72.3 million in the same period of the prior year. Gross margin was 63.4% in the first half of 2023 compared to 81.0% in the same period of the prior year, primarily attributable to the change in our revenue composition and the increase in cost of online marketing service.

Total Operating Expenses and Loss from Operations

Total operating expenses decreased by 14.0% to RMB113.6 million (US$15.7 million) in the first half of 2023 from RMB132.1 million in the same period of the prior year.

●	Selling and marketing expenses increased by 4.6% to RMB80.7 million (US$11.1 million) in the first half of 2023 from RMB77.2 million in the same period of the prior year, primarily due to an increase in promotion expenses, as a result of increased volume of offline events.
●	General and administrative expenses decreased by 12.2% to RMB23.7 million (US$3.3 million) in the first half of 2023 from RMB26.9 million in the same period of the prior year, primarily due to decrease in amortization of intangible assets as a result of impairment in intangible assets and a decrease in the general and administrative staff compensation expenses as a result of the optimization of the company’s workforce.
●	Research and development expenses decreased by 38.0% to RMB7.7 million (US$1.1 million) in the first half of 2023 from RMB12.4 million in the same period of the prior year, primarily due to decrease in the research and development staff compensation expenses, as a result of the optimization of the company’s workforce.
●	Impairment of long-lived assets decreased by 90.3% to RMB1.5 million (US$0.2 million) in the first half of 2023 from RMB15.6 million in the same period of the prior year, primarily due to decrease in impairment in relation to intangible assets and right-of-use assets.

As a result of the foregoing, loss from operations decreased by 7.9% to RMB55.2 million (US$7.6 million) in the first half of 2023 from RMB59.9 million in the same period of the prior year.

Net loss attributable to the Company’s Shareholders and Non-GAAP Measures

Net loss attributable to the Company’s shareholders in the first half of 2023 decreased by 45.3% to RMB30.7 million (US$4.2 million) from RMB56.2 million in the same period of the prior year. Basic and diluted loss per ordinary share were both RMB0.08 (US$0.01) in the first half of 2023 compared with RMB0.18 in the same period of the prior year.

Adjusted net loss attributable to the Company’s shareholders in the first half of 2023 increased by 6.8% to RMB36.7 million (US$5.1 million) from RMB34.4 million in the same period of the prior year. Adjusted basic and diluted net loss per ordinary share were both RMB0.09 (US$0.01) in the first half of 2023 compared with RMB0.11 in the same period of the prior year. (1)

Adjusted EBITDA was a loss of RMB36.8 million (US$5.1 million) in the first half of 2023 compared with a loss of RMB30.8 million in the same period of the prior year. (1)

(1)

For details on the calculation of and reconciliation to the nearest GAAP measures for each of adjusted net loss attributable to the Company’s shareholders, adjusted net loss per ordinary share and adjusted EBITDA, please refer to “Use of Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP and GAAP Results.”

Balance Sheet and Cash Flow

As of June 30, 2023, the Company had RMB21.9 million (US$3.0 million) cash and cash equivalents and RMB6.7 million (US$0.9 million) restricted cash. Net cash used in operating activities in the first half of 2023 was RMB52.4 million (US$7.2 million) compared with net cash used in operating activities of RMB55.4 million in the same period of the prior year.

Business Outlook

For the second half of 2023, the Company expects net revenues to range from approximately RMB70.0 million to RMB100.0 million, representing an approximate year-over-year decrease of 25.5% to increase of 6.4%.

This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB7.2513 to US$1.00, the noon buying rate in effect on June 30, 2023 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2023, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, business outlook, as well as the length and severity of the COVID-19 pandemic and its impact on the Company’s business and industry, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited condensed consolidated interim financial information which are presented in accordance with U.S. GAAP, the Company also uses adjusted net loss attributable to the Company’s shareholders, adjusted net loss per ordinary share and adjusted EBITDA as additional non-GAAP financial measures. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate its operating performance. The Company also believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as its management and in comparing financial results across accounting periods and to those of the Company’s peer companies.

The Company defines adjusted net loss as net loss excluding share-based compensation expenses, impairment of long-lived assets and change in fair value of warrant liability. The Company defines adjusted net loss per ordinary share as adjusted net loss divided by the weighted average number of ordinary shares. The Company defines adjusted EBITDA as net loss excluding depreciation and amortization, interest income, net, share-based compensation expenses, impairment of long-lived assets and change in fair value of warrant liability. The Company believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s operating results. These non-GAAP financial measures are adjusted for the impact of items that the Company does not consider indicative of the operational performance of the Company’s business, and should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of the Company’s operating performance.

In addition, the non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Depreciation and amortization, interest income, net, share-based compensation expenses, impairment of long-lived assets and change in fair value of warrant liability have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of these non-GAAP measures. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures.

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ: TC) is a leading integrated automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe’s online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements. For more information, please contact ir@tuanche.com.

For investor and media inquiries, please contact:

TuanChe Limited
Investor Relations
Tel: +86 (10) 6397-6232
Email: ir@tuanche.com

Piacente Financial Communications
Brandi Piacente
Tel:	+1 (212) 481-2050
+86 (10) 6508-0677
Email: tuanche@tpg-ir.com